Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-6 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  March 13, 2002



    On March 13, 2002, the Limited, Inc. issued the following press release:


T H E  L I M I T E D,  I N C.
-----------------------------


THREE LIMITED PARKWAY
COLUMBUS, OHIO  43230
TEL  614 415 7000


 THE LIMITED, INC. ANNOUNCES UPDATES ON EXCHANGE OFFER FOR INTIMATE BRANDS, INC.



Columbus, Ohio (March 13, 2002) The Limited, Inc. (NYSE:LTD) announced today several updates related to its exchange offer for all outstanding publicly held common shares of Intimate Brands, Inc. (NYSE:IBI):

o The Limited, Inc. shareholder meeting, which was originally scheduled for March 11, was adjourned due to the recent revision in the exchange offer terms. This meeting has been rescheduled to Wednesday, March 20, at 4 p.m. (New York City time) at the Company's headquarters located at Three Limited Parkway, Columbus, Ohio.

o The Company has reached an agreement in principle with the plaintiffs to resolve all pending litigation relating to the exchange offer, subject to court approval.

o The Company has received all required approvals related to the tender offer from the Securities and Exchange Commission. The tender offer is scheduled to expire at midnight (New York City time) on Wednesday, March 20, 2002. The offer is conditioned upon Limited shareholder approval, other customary conditions and the tender of a sufficient number of IBI shares so that, in addition to the shares it currently owns, The Limited would own at least 90% of IBI's total number of outstanding shares.


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ABOUT THE LIMITED, INC.
-----------------------
The Limited, Inc., through Express, Lerner New York, Limited Stores, Structure and Henri Bendel, presently operates 1,986 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products, sold through 2,620 stores under the Victoria's Secret, Bath & Body Works and White Barn Candle Co. brands. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------
In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

The Limited, its directors and certain of its executive officers and other members of its management may be deemed to be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.

ADDITIONAL INFORMATION FOR LIMITED SHAREHOLDERS
-----------------------------------------------
Limited shareholders who have voted with respect to the issuance of shares in the offer and the merger are not required to take any further action unless you wish to change your vote. If you wish to change your vote, you may do so in the manner described in The Limited's proxy statement previously mailed to you. Limited shareholders who have not yet voted may vote in the manner set forth in the proxy statement.

ADDITIONAL INFORMATION FOR IBI SHAREHOLDERS
-------------------------------------------
All tendering IBI shareholders, including all shareholders who have previously tendered, will be entitled to receive the increased consideration if the offer is consummated. Shareholders who have already tendered are not required to take any further action. Shareholders who wish to tender but have not yet done so, should follow the instructions included in the Offer to Exchange and the Letter of Transmittal previously mailed to you. That Letter of Transmittal remains effective for the offer at the increased exchange ratio. As a result of the extension of the offer, tendering shareholders are entitled to withdraw tendered shares until midnight (New York City time) on Wednesday, March 20, 2002.


For further information, please contact:
Tom Katzenmeyer
Vice President, Investor Relations & Communications
The Limited, Inc.
614-415-7076
www.Limited.com


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                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.


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                             Additional Information

     In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.


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